FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 27, 2003

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ].... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

  [    ]

No

[    ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

"Developing Pharmaceuticals & Nutraceuticals from Nature"

For Immediate Release:

June 27, 2003

Forbes Medi-Tech Announces US$2 Million Increase in Revenue Guidance Based on Growth in Sterol Sales

Vancouver, BC – Forbes Medi Tech Inc. (TSE:FMI; NASDAQ:FMTI) is pleased to announce that it has increased its projected sterols sales for both Reducol™ and non-branded sterols (“Phyto-S Sterols”). This increase is a result of the placement of additional orders by existing customers in both the food manufacturing and dietary supplement businesses. Forbes’ manufacturing joint venture, Phyto-Source LP, is now operating at full capacity, however, the Company maintains the flexibility to divert production from Phyto-S Sterols to accommodate higher-margin Reducol™ sales.

As a result of the projected increase in both Reducol™ and Phyto-S Sterols sales, Forbes has increased its revenue guidance for fiscal 2003 from US$9 million to US$11 Million. Included in the US$11 million is anticipated revenue based on customer’s forecasts. Due to fluctuations in currency exchange and the fact that substantially all of the Company’s sales are in US funds, future revenue guidance will be provided in US dollars.

“The demand for Reducol™ and Phyto-S Sterols has increased significantly during 2003. This increase in sales from established customers is testament to the strengthening demand for our cholesterol-lowering ingredients,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “Additionally, these increased sales have fueled our efforts to complete a strategic plan for expansion of the plant sooner than originally anticipated”, said Butt.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s future revenue, sales and production, which statements can be identified by the use of forward-looking terminology such as “revenue guidance”, “projected”, “anticipated”, “forecasts”, “future”, “will be”, “expansion”,or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the risk that buyers will not order their forecasted amounts of Reducol™ or Phyto-S-Sterols; uncertainty as to the Company’s ability to generate projected sales volumes and product prices; uncertainty that the Phyto-Source LP manufacturing facility will function as planned;  the need for performance by buyers of contractual obligations; manufacturing risks; partnership/strategic alliance risks; the need to control costs and the possibility of unanticipated expenses; uncertainty as to whether the plant can be expanded in a cost-effective and timely manner; the risk of technical obsolescence; intellectual property risks; the effect of competition, uncertainty of the size and existence of a market opportunity for the Company’s products and the buyer’s products; marketing risks; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2003	FORBES MEDI-TECH INC. "Charles A. Butt" Charles A. Butt President & CEO